Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces Its Proprietary HVC2000
Certified According to European Safety Standards

Beijing, China – Mar 4, 2013 -- Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that its proprietary vital computer 2000 (“HVC2000”) which is mainly used for on-board high-speed rail and subway signaling system development, has been certified in compliance with the most stringent Safety Integrity Level 4 (SIL4) requirements of EN50126/50128/50129/50159 standards.

HVC2000 is one of Hollysys’ core products. It is served as Hollysys’ on-board rail signaling system design and development supporting platform, and used for developing several critical products, including subway automatic train protection system (“ATP”) and automatic train operation system (“ATO”) which are installed on the subway trains, as well as the ATP and ATO applied for high-speed rail trains.

HVC2000 adopts “double 2oo2 as 1oo2” system architecture; it has the characteristics of high reliability, scalability and safety. Besides, it is equipped with multiple rounds of safety protection and fault diagnosis methods, and it follows both "composite fail-safety" and "inherent fail-safety" design principals within European Safety Standards.

Recall, the subway signaling system is mainly comprised by on-board control of ATP and ATO, ground-based control of ATS (Automatic Train Supervision), CBI (Computer Based Interlocking) and auxiliary systems. Subway ATS and CBI have been certified according to the same European safety standards already. The certification of HVC2000 will accelerate the process in getting the certification of subway ATP and ATO, thus the completion of the whole subway signaling system.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: "We are very pleased that we got the certification of HVC 2000 according to the most stringent European safety standards, which is marking another milestone towards the completion of our proprietary subway signaling system development and certification. We believe that proprietary technology and strong R&D capability is one of our core pillar foundations driving our market leadership across all of our attractive industry verticals. In view of China’s aggressive subway construction plan and overseas subway signaling system reconstruction opportunities, we believe that our world class and newly developed subway signaling system will bring us special competitive advantages in propelling our subway business in both Chinese and international market leveraging our solid track record and brand-name recognition, and create value for our shareholders.”

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Mar 4, 2013

About Safety Integrity Level (SIL)

Safety Integrity Level is a relative level of risk-reduction provided by a safety function. Within the European Functional Safety standards four SILs are defined, with SIL 4 being the most dependable and SIL 1 being the least. The International Electrotechnical Commission's (IEC) standard IEC61508 defines SIL using requirements grouped into two broad categories: hardware safety integrity and systematic safety integrity. A device or system must meet the requirements for both categories to achieve a given SIL. To achieve a given SIL, the device must meet targets for the maximum probability of dangerous failure and a minimum Safe Failure Fraction. The standards such as EN50126/8/9 use SIL as a measure of reliability and/or risk reduction for railway safety products.

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 4,000 customers more than 15,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com